

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2023

Gilberto Tomazoni
Chief Executive Officer
JBS B.V.
Stroombaan 16, 5th Floor
1181 VX, Amstelveen, Netherlands

> **Re: JBS B.V.**
> **Registration Statement on Form F-4**
> **Filed July 12, 2023**
> **File No. 333-273211**

Dear Gilberto Tomazoni:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4

General

1. We note that Article 38 of the Articles of Association filed as Exhibit 3.2 identifies the federal district courts of the United States as the exclusive forum for actions arising under the Securities Act. Please include disclosure regarding this forum selection provision, including whether it applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such

provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.  If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

Exhibits

2.   Please request counsel to revise the legal opinion filed as Exhibit 5.1 to clearly opine as to all the shares being registered.  In this regard, we note that your Form F-4 registers 345,681,599 Class B shares, while the opinion refers to 450,000 existing Class B shares and an unspecified number of new Class B shares to be issued by you and subscribed for by LuxCo.  Please also request counsel to remove the inappropriate limitations in paragraphs 4.4 and 4.5.

3.   Please request counsel to revise paragraphs b and c of the opinion filed as Exhibit 5.2 to clearly state that the BDSs, when sold, will be legally issued and will entitle their holders to the rights specified in the deposit agreement and the BDR.  Refer to Section II.B.1.d of Staff Legal Bulletin 19 for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at 202-551-3328 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matter.  Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:   John Vetterli